SUB-ITEM 77Q1(a): Amendment to the By-Laws
Amendment to the By-Laws
of Credit Suisse Institutional High Yield Fund, Inc.
Pursuant to Article VIII of the Amended By-Laws (the "By-Laws") of Credit Suisse Institutional High Yield Fund, Inc. (the "Fund"),
Article II, Section 6 of the By-Laws is hereby amended and restated in its entirety as follows:
Removal of Directors. Any director of the Corporation may be removed by the stockholders with or without cause at any time by a vote of a majority of the votes entitled to be cast for the election of directors. A director shall automatically be deemed to retire from the Board of Directors on the date he/she reaches the age of 72 years.
  The directors who are not "interested persons" of the Fund (as defined in the 1940 Act) ("Independent Directors") may except a director from the normal retirement age of 72 based on the particular facts and circumstances. A determination to waive the normal retirement age for an individual director shall be reviewed on an annual basis by the Independent Directors.
Dated the 11th day of February, 2004